                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge , PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

January 14, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Malvern Funds

Dear Mr. Sandoe:

The following responds to your comments of January 8, 2010 on the post-effective amendment of the above-referenced registrant.  You commented on Post-Effective Amendment No. 38, which was filed on November 23, 2009 pursuant to Rule 485(a).

Comment 1:    Prospectus – Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you in connection with my recent reviews of other Vanguard registrants.

Response:         To the extent applicable, we will update our disclosure to be consistent with the changes that we agreed to make in other recently reviewed Vanguard registrants.

Comment 2:  Prospectus – Asset Allocation Fund, Primary Investment Strategies

Comment:         Please modify the prospectus to indicate the market capitalization from which the portfolio managers select stocks, and the maturity/credit quality strategy from which the portfolio manager selects bonds.

Response:         The portfolio managers typically select a diverse group of stocks intended to parallel the performance of the S&P 500 Index, which is dominated by large-capitalization stocks.  As a result, we believe the market capitalization strategy of the Fund is properly disclosed in the prospectus.  The portfolio managers typically invest the Fund’s bond allocation in a pool of long-term U.S. Treasury bonds, which usually mature in 10 to 30 years.  As a result, we also believe that the maturity/credit quality strategy of the Fund is properly disclosed in the prospectus.

Comment 3:  Prospectus – U.S. Value Fund, Primary Investment Strategies

Comment:         Please indicate whether investments in small-capitalization stocks are a primary investment strategy of the Fund.

Response:         Although the portfolio managers may invest in small-capitalization stocks, the Fund will primarily invest in mid- and large-cap stocks.  We have added risk disclosure to the prospectus that addresses the additional risks of investing in small-capitalization stocks, to the extent that the Fund invests in them.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.